[WLRK Letterhead]

May 21, 2018

VIA HAND DELIVERY AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:    Celeste M. Murphy

                    Paul Fischer

                    Terry French

                    Claire DeLabar

Re:              Arlo Technologies, Inc.

                    Draft Registration Statement on Form S-1

                    Filed on April 16, 2018

                    CIK No. 0001736946

Ladies and Gentlemen:

On behalf of our client, Arlo Technologies, Inc. (the “Company”), we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in its letter, dated May 10, 2018, with respect to the above-referenced Draft Registration Statement on Form S-1 (the “Registration Statement”). The Company is concurrently submitting its second draft of the Registration Statement (“Draft No. 2”) via EDGAR, and five courtesy copies of Draft No. 2 marked to show changes to the Registration Statement are being sent to the Staff under separate cover.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. Terms not otherwise defined in this letter shall have the meanings set forth in Draft No. 2. All references to page numbers in these responses are to the pages of Draft No. 2.

Form DRS S-1 filed April 16, 2018

Prospectus Summary, page 2

1.	Discuss the significance of the calculation of the Arlo App “user engagement rate” dividing daily active users by monthly active users, on the business and financial results of the company. Explain your characterization of this as a “high” user engagement rate and to what it is compared as the basis for describing it as “high.”

U.S. Securities and Exchange Commission

May 21, 2018

Response: The Arlo app’s user engagement rate measures the ratio of daily active users (the number of users who launch the Arlo app at least once per day on average in a period) to monthly active users (the number of users who launch the Arlo app at least once per month on average in a period). The Company believes that a high user engagement rate is a fundamental differentiator of the Arlo platform as a connected lifestyle solution and is an important driver of the Company’s business and financial results for the following reasons:

•	Stickier User Base: The Company believes a high user engagement rate indicates Arlo is becoming an important element of users’ daily lives, which suggests a reduced likelihood of switching to a competing platform.

•	Better User Experience: The Company believes a high user engagement rate suggests a high quality user experience and more frequent user interaction. Additionally, frequent user interaction generates valuable data about user demands and behaviors, enabling Arlo to further improve the user experience.

•	More Effective Marketing: The Company believes a high user engagement rate allows the Arlo app to serve as a highly effective marketing channel to introduce and promote Arlo’s broad range of smart connected devices, accessories and paid subscription services to the Arlo user base.

The Company believes that, for the above reasons, a high engagement rate will positively affect the Company’s financial results by helping the Company grow and further monetize its user base. Moreover, as users interact with the Arlo app more frequently, the Company believes that users will be more inclined to purchase the Company’s paid subscription services in order to utilize the advanced features of the Arlo platform. Additional sales of paid subscription services to such users will increase the Company’s recurring revenue.

The Company has compared its user engagement rate to that of many of the most engaging social media and entertainment apps, and believes that its user engagement rate is accurately characterized as “high.” According to Sensor Tower, for the first quarter of 2018, the Arlo app had a user engagement rate of 37%. Sensor Tower’s data also shows that Arlo’s user engagement rate was in the top 6% of the 500 most downloaded apps from the Apple App Store during the same period, comparing favorably to many of the most engaging social media and entertainment apps available.

In response to the Staff’s comment, the Company has revised pages 2, 4, 96 and 102 of Draft No. 2 to provide additional information with respect to the Arlo app’s user engagement rate and to include a graphic comparing the Arlo app’s user engagement rate to that of a selection of other apps available on the iOS platform.

Netgear Ownership and Our Separation from Netgear, page 7

2.	Please revise the third full paragraph on page 8 to clarify, if true, that Netgear will not distribute its entire remaining ownership interest in Arlo to its shareholders, but rather must retain beneficial ownership of at least 80% of your combined voting power in order for the distribution to be tax free. We note disclosure to that effect on pages 45 and 125 of your registration statement.

U.S. Securities and Exchange Commission

May 21, 2018

Response: In response to the Staff’s comment, the Company has revised the third full paragraph on page 8 of Draft No. 2, as well as the corresponding disclosure on pages 48, 135 and 138 of Draft No. 2, to clarify that NETGEAR must retain beneficial ownership of at least 80% of the Company’s combined voting power and 80% of each class of the Company’s nonvoting capital stock, if any is outstanding, until immediately prior to the distribution of the Company’s stock by NETGEAR to its shareholders in order for such distribution to qualify as a transaction that is generally tax-free for U.S. federal income tax purposes.

Cautionary Statement Regarding Forward-Looking Statements, page 17

3.	Please revise to remove the references to the PSLRA safe harbor provisions, as being inapplicable to initial public offerings such as yours.

Response: In response to the Staff’s comment, the Company has revised page 20 of Draft No. 2 to remove the references to the PSLRA safe harbor provisions.

Netgear’s interests may conflict with our interests and the interests of our other stockholders., page 44

4.	Please revise to briefly discuss what measures Arlo would employ to address potential conflicts of interest such as those you describe.

Response: In response to the Staff’s comment, the Company has revised pages 47-48 of Draft No. 2 to discuss measures that Arlo would employ to address potential related-party transactions involving NETGEAR and associated potential conflicts of interest.

Netgear has agreed to indemnify us for certain liabilities., page 48

5.	Please revise to briefly enumerate those liabilities for which Netgear has agreed to provide indemnification under the master separation and other agreements. To the extent quantifiable at this time, please provide an estimate of the extent of indemnification.

Response: In response to the Staff’s comment, the Company has revised pages 51-52 of Draft No. 2 to describe the liabilities for which NETGEAR and Arlo expect to agree to provide each other indemnification under the master separation agreement, the intellectual property rights cross-license agreement and the tax matters agreement. A description of NETGEAR’s and Arlo’s respective indemnification obligations under the other agreements that will be entered into in connection with the separation will be provided as forms of such agreements are further developed.

Selected Combined Financial Data, page 61

6.	We note that you state that your “annual combined financial statements also do not reflect the assignment of certain assets and liabilities between NETGEAR and us as reflected under the section titled ‘Unaudited Pro Forma Condensed Combined Financial Statements’ included elsewhere”. Please expand the disclosure to detail the nature of assets and liabilities not assigned in order to facilitate comparison of the amounts in the two sections by the reader.

U.S. Securities and Exchange Commission

May 21, 2018

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company plans in a future draft of the Registration Statement to expand its disclosure of the nature of assets and liabilities that are expected to be assigned between NETGEAR and the Company prior to the completion of this offering and which assignments are not reflected in our audited annual combined financial statements or unaudited interim combined financial statements and instead will be reflected in our unaudited pro forma condensed combined financial statements in the section titled “Unaudited Pro Forma Condensed Combined Financial Statements.”

The combined financial statements include certain assets and liabilities that have historically been held at NETGEAR’s corporate level but are specifically identifiable or otherwise attributable to Arlo in accordance with paragraph 2065 of the Division of Corporate Finance’s Financial Reporting Manual. NETGEAR intends to contribute to Arlo certain assets and liabilities in connection with the separation prior to the completion of this offering, which will be reflected in the unaudited pro forma condensed combined financial statements to the extent not reflected in the historical combined financial statements. The unaudited pro forma condensed combined financial statements will reflect assets and liabilities that are both directly related to the separation and factually supportable in accordance with Rule 11-02 of Regulation S-X.

The nature and amount of all assigned assets and liabilities between NETGEAR and the Company not reflected in the Company’s annual combined financial statements but reflected in the Unaudited Pro Forma Condensed Combined Financial Statements will have a tickmark in the “Non-Offering Pro Forma Adjustments” column of the Unaudited Pro Forma Condensed Combined Financial Statements.

In response to the Staff’s comment, the Company has revised page 73 of Draft No. 2 to include tickmark (a) to describe this adjustment, although the amounts are not yet finalized and therefore are not factually supportable at this time. For example, NETGEAR plans to contribute to Arlo assets related to its Carlsbad facility, including leasehold improvements, of which Arlo was not the major occupant in historical periods. As the terms and conditions of the agreements that will govern the separation of the Arlo business and provide a framework for our relationship with NETGEAR are finalized, the Company will expand the disclosure to facilitate comparison of the amounts in the sections titled “Selected Combined Financial Data” and “Unaudited Pro Forma Condensed Combined Financial Statements.”

Unaudited Pro Forma Condensed Combined Financial Statements, page 63

7.	We note that you estimate the costs over the next twelve months under the transition services agreement to be between $35-55 million. We also note on page 124 that fees charged for services under the agreements may be higher or lower than the costs reflected in the historical allocations and on page 126 that the terms of the agreements are not yet final. In light of the significance of this range compared to your 2017 net income of $6.5 million, please expand the disclosure of this range of costs to explain how the costs are estimated, since the terms of the agreement are not yet finalized. Also, disclose the amount of costs for the periods presented using the same assumptions or tell us why you believe such information is not material for disclosure.

U.S. Securities and Exchange Commission

May 21, 2018

Response: The Company acknowledges the Staff’s request for expanded disclosure pertaining to the range of costs ($35 million – $55 million) for the IT-related expenditures, use of estimates to establish the range of costs and potential disclosure of actual costs incurred for the periods presented. In response to the Staff’s comment, the Company has revised pages 134–135 of Draft No. 2, as well as corresponding disclosures on pages 14–15, 69 and 77 of Draft No. 2, to expand the disclosure pertaining to the cost estimate range for the IT-related expenditures and to add disclosure pertaining to the transition services agreement.

The Company will incur one-time separation costs and/or expenses because of its separation from NETGEAR, of which the separation costs and/or expenses will include third-party consulting, legal and professional services, IT-related expenditures, including capital expenditures, to implement certain new systems, including infrastructure and an enterprise resource planning system and other items. Actual separation expense incurred by the Company for the periods presented for Draft No. 2 are disclosed in the section titled “Management’s Discussion & Analysis of Financial Condition and Results of Operations—Cost of Revenue—Separation Expense.”

An estimate of these IT-related expenditures was developed by considering multiple factors, such as identifying the various systems and infrastructure that will be required to establish the Company’s standalone operations, third-party quotes and fees to set-up these systems and infrastructure, and other related costs including professional and consulting fees. The Company opted to not disclose the actual IT-related costs incurred for the periods presented because the amounts were not significant. For the years ended December 31, 2017 and 2016, such amounts were $0.5 million and $0, respectively. The Company will disclose the actual IT-related costs incurred once the amount reaches the level of significance for disclosure in the section titled “Management’s Discussion & Analysis of Financial Condition and Results of Operations.” The final terms of the separation and related costs between the Company and NETGEAR are still being determined.

In addition, in connection with the completion of this offering, the Company intends to enter into a transition services agreement with NETGEAR, pursuant to which NETGEAR will provide the Company with specified services for a limited time to help ensure an orderly transition following the separation. In general, the services will begin on the date of the completion of this offering and will cover a period generally not expected to exceed 18 months following the completion of this offering. The final terms of the services, including the fees that will be paid by the Company for such services, are still being determined.

Management’s Discussion and Analysis, page 68

8.	Refer to Risk Factor disclosure on page 26. We note that some of your traditional retailers have increasingly become a smaller portion of your business. Please expand the discussion of revenue to include a discussion of this trend or tell us why you believe such disclosure is not necessary.

U.S. Securities and Exchange Commission

May 21, 2018

Response: The Company acknowledges the Staff’s comment, and respectfully advises the Staff that it has determined that a discussion of the business trend pertaining to traditional retailers increasingly becoming a smaller portion of the Company’s business is not necessary in the section titled “Management’s Discussion & Analysis of Financial Condition and Results of Operations.” This business trend is not yet evident in Arlo’s historical results, as the Company experienced significant growth across all categories of customers and channels, with 100.8% year-over-year revenue growth from the year ended December 31, 2016 to the year ended December 31, 2017. The Company does not currently anticipate such a trend to materially impact the Company’s results in the future, though any future developments may be uncertain, difficult to predict and not within the control of the Company. Moreover, the percentages of revenue derived from the Company’s customers that each represent greater than 10% of revenue were 28%, 16% and 13% from Best Buy, Amazon and Costco, respectively, for the year ended December 31, 2017 compared to 32%, 15% and 11% from Best Buy, Amazon and Costco, respectively, for the year ended December 31, 2016. In response to the Staff’s comment, the Company has revised page 29 of Draft No. 2.

9.	Refer to your discussion of Backlog on page 78. Please expand the discussion to explain any trends underlying the increase in revenues from 2016 to 2017 compared to the relatively smaller increase in backlog from 2016 to 2017.

Response: In response to the Staff’s comment, the Company has revised page 88 of Draft No. 2 to include additional disclosure on the reasons why the Company does not believe there is a meaningful correlation between year-over-year changes in backlog as compared with year-over-year changes in revenue.

Key Business Metrics, page 69

10.	Please revise at “Devices Shipped,” to briefly explain why Arlo does not take the returns of Arlo cameras and lights into account when arriving at the key metric, “Devices Shipped.”

Response: The Company acknowledges the Staff’s request for a brief explanation as to why the Company’s key metric, “Devices Shipped,” excludes returns of Arlo cameras and lights as disclosed in the section titled “Management’s Discussion & Analysis of Financial Condition and Results of Operations—Key Business Metrics.” For the Company, “Devices Shipped” is an operational metric intended to demonstrate the scale of Arlo’s business and the number of units delivered to both the channel partners and end-users. As such, the Company is specific in its disclosure that the “Devices Shipped” metric excludes returns and should not be relied upon solely as an indicator of revenue growth as there are other factors affecting the Company’s revenue, such as returns of Arlo cameras and lights, sales of services and contra-revenue marketing, such as sales incentives. As a result, the Company has opted to disclose this operational metric on a gross basis.

U.S. Securities and Exchange Commission

May 21, 2018

In addition, the Company believes that the difference between Devices Shipped and Devices Shipped net of returns is not material. For the years ended December 31, 2017 and 2016, the Company’s Devices Shipped was 3.78 million and 2.00 million, respectively, and the Company’s Devices Shipped net of returns was 3.43 million and 1.86 million for the same periods, respectively.

Direct Relationship with Users and User Engagement, page 92

11.	Please revise to briefly explain how you derive the user engagement rate of the Arlo app, and the significance of that rate to Arlo’s operations.

Response: In response to the Staff’s comment, the Company has revised page 102 of Draft No. 2 to explain how it derives the user engagement rate of the Arlo app, as well as the significance of the user engagement rate to Arlo’s operations.

Financial Statements

Note 1. The Company, Basis of Presentation and Summary of Significant Accounting Policies, page F-7

12.	Refer to your disclosure of “epidemic failure” in Risk Factors on page 27. Please expand your accounting policies for warranty obligations and revenue recognition to explain the nature of epidemic failure and your obligations in the event of an occurrence.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the epidemic failure clauses, which are common for the industry in which the Company operates and are commonly disclosed in risk factors for companies in such industry, exist in NETGEAR’s contracts with its service providers, including while Arlo has operated as an operating segment of NETGEAR prior to the offering. Revenue from service provider customers accounted for approximately 5% and 10% of the Company’s revenue for the years ended December 31, 2017 and 2016, respectively. The Company respectfully advises the Staff that the epidemic failure clauses have never been invoked for any of the Company’s products, nor has the Company ever incurred any costs or payments in connection with an epidemic failure. In addition, as stated in the Company’s warranty obligation accounting policies, in certain cases the Company has recourse to the applicable third-party manufacturer for replacement or credit for the defective products. Accordingly, the Company has not included any reference to epidemic failure in its disclosures regarding accounting policies for warranty obligations and revenue recognition. The Company does not currently anticipate such events to occur in the ordinary course or to materially impact the Company’s results in the future, though any future developments may be uncertain.

Note 5. Commitments and Contingencies, page F-26

13.	Please expand the disclosure regarding Indemnifications on page F-27 to include any indemnifications related to the intellectual property cross-license agreement with NETGEAR or tell us why you believe such disclosure is not material.

U.S. Securities and Exchange Commission

May 21, 2018

Response: In response to the Staff’s comment, the Company has revised page F-33 of Draft No. 2 to describe the parties’ expected indemnification obligations under the intellectual property rights cross-license agreement.

General

14.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 of the Securities Act, that you, or anyone authorized to do so on your behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company acknowledges the Staff’s comment, and following any such presentations, the Company will supplementally provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, if any, that the Company, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act.

15.	We note that you cite to industry research for information and statistics regarding economic trends. Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. Tell us whether any of the reports were prepared for you or in connection with the offering. We note the list of third party sources you have included at page 15 under “Industry and Market Data.”

Response: In response to the Staff’s comment, the Company is supplementally providing to the Staff under separate cover copies of the third-party reports and industry analyses that are cited in Draft No. 2, along with cross-references showing the statements and underlying support. Except for the Gartner Reports, the NPD Group Reports and the Sensor Tower data, which are provided by subscription services, the documents being supplementally provided are publicly available. No reports were commissioned by or prepared for the Company for use in connection with this offering.

U.S. Securities and Exchange Commission

May 21, 2018

*    *    *    *    *    *

If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1117 or David C. Karp at (212) 403-1327.

Very truly yours,

/s/ Ronald C. Chen
Ronald C. Chen

Enclosures

cc:	Andrew W. Kim, NETGEAR, Inc.

David C. Karp, Wachtell, Lipton, Rosen & Katz

John T. Sheridan, Latham & Watkins LLP
Tad J. Freese, Latham & Watkins LLP
Brian D. Paulson, Latham & Watkins LLP